July 3, 2014

Edward M. Kelly Senior Counsel United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549-4631

Re:	QuantumSphere, Inc.

Amendment No. 1 to Current Report on Form 8-K

Filed June 16, 2014

File No. 0-53193

Dear Mr. Kelly:

We are providing this response letter on behalf of QuantumSphere, Inc. (the “Registrant” or the “Company”), with respect to the United States Securities and Exchange Commission's (the "Commission") second comment letter dated June 23, 2014, regarding the Registrant’s Current Report on Form 8-K/A, filed June 16, 2014 (“Amendment No. 1 to Form 8-K”). Simultaneously with the filing of this letter, the Company is submitting via EDGAR Amendment No. 2 to Form 8-K (“Amendment No. 2 to Form 8-K/A”), which responds to the Staff’s comments.

For your convenience, the Commission's comments have been reproduced below, followed by the Registrant’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 29

1.	We note your response to prior comment seven from our letter dated May 22, 2014 and the revision to your Form 8-K/A. Please expand your narrative to discuss also the components of your statements of cash flows for the year ended December 31,2013 and the reasons for any significant changes in working capital items between December 31, 2013 and December 31, 2012. We note that certain of the information we requested above was previously disclosed on page 29 of your Form 8-K filed on April 28, 2014.

As requested, the Company has re-included the discussion of liquidity and capital resources as of and for the year ended December 31, 2013. Additionally, the Company has expanded its discussion to include the significant changes in working capital between the period December 31, 2013 and December 31, 2012.

ADVANCED MATERIALS FOR CLEAN ENERGY APPLICATIONS

2905 Tech Center Drive, Santa Ana, CA 92705 ● Ph: 714-545-6266 ● Fax: 714-545-6265 ● www.qsinano.com

Exhibit Index, page 77

2.	It is unclear to which exhibit or exhibits footnote (1) relates. Please revise.

Due to the filing of the Amendment No. 2 to Form 8-K/A, the Company has updated the Exhibit Index and the footnotes thereto, including the footnote noted above.

Exhibits 2.1 and 2.2

3.	Refer to comment 13 in our May 22, 2014 letter. The table of contents for each of these exhibits continues not to include a complete list of attachments. The table of contents for exhibit 2.1 omits exhibits B, C, and D; the table of contents for exhibit 2.2 omits exhibits B and C. Additionally, you did not indicate in the exhibit index by footnote or otherwise your agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K. Please revise.

As requested, the Company has filed amended table of contents for both the Agreement and Plan of Merger dated November 15, 2013 and the Amended and Restated Agreement and Plan of Merger dated April 22, 2014 as Exhibit 2.1 and Exhibit 2.2 to the Amendment No. 2 to Form 8-K/A to include references for the exhibits in each agreement. In addition, the Company has noted on the Exhibit Index to the Amendment No. 2 to Form 8-K/A to furnish supplementally a copy of any omitted schedule or exhibit to the Commission.

Exhibit 99.1 – Audited Financial Statements of QuantumSphere, Inc.

General

4.	We note your response to prior comment 15; however, it does not appear that you addressed our comment with respect to entity-wide information. In this regard, please revise your disclosures:

•	to provide information about products and services as provided in ASC 280-10-50-40, to the extent applicable, since it appears from your MD&A that you sell both metal/alloys, as well as electrodes; and

•	to provide information about major customers as provided in ASC 280-10-50-42, as applicable.

As discussed with Mr. Welcome on June 27, 2014, the Company does not believe that product differentiation as provided for in ASC 280-10-50-40 should be applied to its financial statements. The gas diffusion electrodes mentioned in the Company’s MD&A are samples of an R&D product that are sold to various individuals, universities, and companies.

For the year ended December 31, 2012, the Company’s gas diffusion electrodes sales were $7,850, or 4.1% of total sales of $193,525, and were sold to 15 customers. For the year ended December 31, 2013, the Company’s gas diffusion electrodes sales were $18,078, or 7.4% of total sales of $244,061, and were sold to 10 customers (of which one customer accounted for $12,861 sales for research). For the three months ended March 31, 2013, the Company’s gas diffusion electrodes sales were $2,301, or 3.5% of total sales of $65,604, and were sold to five customers. For the three months ended March 31, 2014, the Company’s gas diffusion electrodes sales were $300, or 2.0% of total sales of $15,088, and were sold to three customers.

ADVANCED MATERIALS FOR CLEAN ENERGY APPLICATIONS

2905 Tech Center Drive, Santa Ana, CA 92705 ● Ph: 714-545-6266 ● Fax: 714-545-6265 ● www.qsinano.com

Since the amount of gas diffusion electrode sales is immaterial, the Company will not be revising its presentation of Net Sales.

In addition, the Company has added additional detail as to major customers in Note 9 to the audited financial statements as of and for the years ended December 31, 2013 and 2012 and in Note 7 to the interim financials as of and for the three month period ended March 31, 2014.

Exhibit 99.3 – Unaudited Pro Forma Combined Financial Information

5.	Please remove the pro forma balance sheet as of December 31, 2013 since your pro forma balance sheet should be based on the latest balance sheet included in the filing. Refer to Rule 11-02(c)(1) of Regulation S-X.

As requested, the Company has removed the pro forma balance sheet as of December 31, 2013.

6.	Please revise your pro forma combined statements of operations for the year ended December 31, 2013 and the three months ended March 31,2014 to include historical and pro forma loss per share information as provided by Rule 11-02(b)(7) of Regulation S-X.

As requested, the Company has revised the pro forma combined statements of operations for the year ended December 31, 2013 and the three months ended March 31, 2014 to include historical and pro forma loss per share information.

Exhibit 99.1 – Audited Financial Statements of QuantumSphere, Inc.

7.	Additional comments.

In addition to the foregoing, based on the request received from Mr. Welcome on June 27, 2014 to provide additional detail on the Company’s material foreign revenue, the Company has added additional detail as to the source of material portions of its Net Sales in Note 9 to the audited financial statements as of and for the years ended December 31, 2013 and 2012 and in Note 7 to the interim financials as of and for the three month period ended March 31, 2014.

Updated Share Information

8. Adjustment to Issued and Outstanding Shares

In finalizing the Amendment No. 2 to Form 8-K/A, the Company increased the number of shares issued and outstanding by 8,150 shares to reflect an adjustment related to the 1-for-10,000 reverse stock split effected by QuantumSphere, Inc. on April 22, 2014. The adjustment resulted in a reduction in the number of shares to have been repurchased by 8,150 shares of common stock. As a result of the increase in the number of issued and outstanding shares of common stock, the Company has revised the number of shares of common stock outstanding in Amendment No. 2 to Form 8-K/A where appropriate.

ADVANCED MATERIALS FOR CLEAN ENERGY APPLICATIONS

2905 Tech Center Drive, Santa Ana, CA 92705 ● Ph: 714-545-6266 ● Fax: 714-545-6265 ● www.qsinano.com

***********************

In connection with the responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments to not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to Robert Kim of Ballard Spahr LLP at (702) 471-7000 or the undersigned at (714) 545-6266.

Sincerely,

/s/ Kevin D. Maloney

Kevin D. Maloney
President and Chief Executive Officer

cc:	Gregory L. Hrncir

Robert C. Kim

ADVANCED MATERIALS FOR CLEAN ENERGY APPLICATIONS

2905 Tech Center Drive, Santa Ana, CA 92705 ● Ph: 714-545-6266 ● Fax: 714-545-6265 ● www.qsinano.com